Exhibit 99.3
                         Independent Accountants' Report
                       on Applying Agreed-Upon Procedures

March 17, 2000


Direct Merchants Credit Card Bank, N.A.
Attn:  Paul Runice, Assistant Treasurer/Cashier
Interchange Tower, Suite 300
600 South Highway 169
St. Louis Park, Minnesota 55426

Bank of New York (Delaware)
Attn:  Kelly Sheanan
101 Barclay Street
New York, New York 10286

MBIA Insurance Corporation
Attn:  William Cody
113 King Street
Armonk, New York 10504

Moody's Investors Services
Attn:  Compliance Department
99 Church Street
New York, New York 10007

Standard & Poor's Ratings Group
Attn:  Compliance Department
55 Water Street
New York, New York 10041

Fitch IBCA
Attn:  Nancy Stroker, Executive VP Corporate Finance
One State Street Plaza
New York, New York 10004

Ladies and Gentlemen:

Pursuant to Section 3.6(a) and 3.6(b) of the Amended and Restated Pooling and Servicing Agreement dated as of July 30, 1998 (the "Agreement") among Metris Receivables, Inc., as Transferor; Direct Merchants Credit Card Bank, N.A.
(DMCCB, N.A.), as Servicer; Bank of New York (Delaware), as Trustee; MBIA Insurance Corporation, as Enhancement Provider; and Moody's Investors Services, Standard & Poor's Ratings Group, and Fitch IBCA, as the Rating Agencies (collectively, the Specified Users); we have applied the agreed-upon procedures enumerated below, to selected Metris Master Trust (the Master Trust) Daily Reports and Settlement Statements prepared by DMCCB, N.A. during the period from January 1, 1999 to December 31, 1999 (the Period). We understand that the Daily Reports and Settlement Statements are prepared in accordance with requirements described in the Agreement and the relevant Series Supplements. We have performed these procedures solely to assist the Specified Users in evaluating the Servicer's compliance with these requirements.

This agreed-upon procedures engagement was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Capitalized terms used herein without definition will have meanings ascribed to them in the Agreement or relevant Series Supplements

Unless otherwise indicated, the following conventions have been adopted in presenting our procedures and findings:

      The term "compared" means compared to and found to be in agreement with, unless otherwise noted. Such compared amounts and percentages are deemed to be in agreement if differences are attributable to rounding or if differences are less than $1,000.

      The term "recomputed" means calculated and found the amount so calculated to be in agreement with, unless otherwise noted. Such recomputed amounts and percentages are deemed to be in agreement if differences are attributable to rounding or if differences are less than $1,000.

We have performed the following procedures:

Section 3.6 (a)

1. For five haphazardly selected days (the Five Days) within the Period, we obtained the Daily Report and compared sales, cash advances, payments, interest income, charge-offs, miscellaneous charges and adjustments amounts set forth on the Daily Report with corresponding amounts set forth in the Servicer's accounts receivable reports and recomputed the mathematical accuracy of the amounts and percentages within the Daily Report.

2. For the Five Days, we compared the cash transfers indicated on the Daily Reports to entries on the relevant Master Trust bank statements.

3. For three haphazardly selected fiscal month ends (the Three Months) in the Period, we compared the aggregate customer balances in the "30-59 day delinquent" and "90-119 day delinquent" categories as reflected on the monthly Settlement Statements for the Three Months to the corresponding amounts set forth in the Servicer's accounts receivable aging reports for such month ends.

4. For five haphazardly selected weekly periods (the Five Weeks), we compared beginning and end of week total receivables balances on the Servicer's accounts receivable reports with the corresponding balances on the corresponding Daily Reports and recomputed each Daily Report's beginning and ending Principal Receivables balances and Finance Charge Receivables balances, based on the information contained in such Daily Reports, for each of the days within the Five Weeks.

5. For the Five Days, we recomputed the daily allocation of Principal and Finance Charge Collections to each series issued under the Agreement based upon information appearing on the Daily Report.

6. For one monthly Settlement Statement in the Period, we compared the amounts and percentages appearing therein to the information appearing in the corresponding Daily Reports or the reports which are the source of such amounts and percentages or recomputed such percentages to the extent they were derived from such information.

Section 3.6 (b)

7. For four haphazardly selected monthly Settlement Statements in the Period, we compared amounts and percentages appearing therein to the information appearing in the corresponding Daily Reports or other reports which are the source of such amounts and percentages or recomputed such percentages to the extent they were derived from such information.

The above stated agreed-upon procedures were performed with no exceptions.

Management of DMCCB, N.A. has represented to us that the Daily and Monthly Reports provided to us are the same as those provided to the Trustee.

We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on the servicing records. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Users and is not intended to be and should not be used by anyone other than these Specified Users.

/s/ KPMG Peat Marwick LLP